Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	eDoorways Corporation

Registration Statement on Form S-8
Filed with the Securities and Exchange Commission on April 7, 2008
(Registration No. 333-150117)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, eDoorways Corporation (the ¡§Company¡¨) hereby applies for the withdrawal of its original registration statement on Form S-8, File No. 333-150117, which was filed on April 7, 2008 (the ¡§Registration Statement¡¨).

Such withdrawal is requested, as the Company did not receive auditor¡¦s consent prior to filing and the Company must complete its audited financial statements for the fiscal year ended December 31, 2007.   As a result, the Company determined that it should withdraw the S-8.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company¡¦s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

EDOORWAYS CORPORATION

By:	/s/ Gary Kimmons
Gary Kimmons
Chief Executive Officer Principal Financial Officer, Principal Accounting Officer and Director